APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

3P Livery LLC dba Canyon Club Brewery
Income Statement - unaudited
For the periods ended 12/31/2023

	Current Period 1/1/2023 to 12/31/2023	Prior Period 1/1/2022 to 12/31/2022
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	1,453.52	-
Bank Service Charges	-	-
Business Licenses and Permits	1,780.55	-
Computer and Internet	166.22	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	465.00	-
Meals and Entertainment	1,404.00	-
Miscellaneous Expense	-	-
Office Supplies	631.00	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	4,839.88	-
Occupancy	-	-
Rental Payments	-	-
Salaries	9,400.00	-
Payroll Taxes and Benefits	-	-
Travel	1,714.00	-
Utilities	-	-
Website Development	187.00	-
TOTAL OPERATING EXPENSES	22,041.17	-

OPERATING PROFIT (LOSS)	(22,041.17)	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	35.74	-
Interest Expense	3,144.27	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	3,180.01	-
NET INCOME (LOSS)	**$ (25,221.18)**	**$ -**

3P Livery LLC dba Canyon Club Brewery
Balance Sheet - unaudited
For the period ended Dec 31st 2023

	Current Period 1/1/2023 - 12/31/2023	Prior Period 1/1/2022 - 12/31/2022
ASSETS		
Current Assets:		
Cash	$ 96,897.00	$ -
Petty Cash	-	-
Accounts Receivables		-
Inventory	-	-
Prepaid Expenses	35,340.00	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	132,237.00	-
		-
Fixed Assets:		-
Land	-	-
Buildings	90,114.14	-
Furniture and Equipment	59,840.50	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	149,954.64	-
		-
Other Assets:		-
Trademarks	-	-
Patents	-	-
Security Deposits	14,504.00	-
Other Assets		-
Total Other Assets	14,504.00	-
TOTAL ASSETS	**$ 296,695.64**	**$ -**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ 24,890.00	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	24,890.00	-
Long-Term Liabilities:		
Notes Payable	148,750.00	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	148,750.00	-
EQUITY		
Capital Stock/Partner's Equity	123,055.64	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	123,055.64	-
TOTAL LIABILITIES & EQUITY	**$ 296,695.64**	**$ -**
Balance Sheet Check	-	-

3PL LLC dba Canyon Club Brewery
Statement of Cash Flow - unaudited
For the period ended 12/31/2023

	Current Period 1/1/2023 to 12/31/2023	Prior Period 1/1/2022 to 12/31/2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

I, Kevin Hamilton, certify that:

1. The financial statements of 3P Livery LLC included in this Form are true and complete in all material respects; and
2. The tax return information of 3P Livery LLC included in this Form reflects accurately the information reported on the tax return for 3P Livery LLC for the fiscal year ended 2022 (most recently available as of the Date of this Form C).

Signature: *Kevin Hamilton*

Name: Kevin Hamilton

Title: Owner